                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   91-0810209
                                 (Cusip Number)


                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                              Robert K. Rupp, Esq.
                                Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541


                               September 17, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this Schedule: [ ]

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 91-0810209                                             13D                                            PAGE 2 OF 5 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Ronald E. Scherer
                    ###-##-####

------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) /X/
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                    00 (other)

------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen

------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                             499,051
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                           1,245,450
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                             499,051
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,744,501

------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                    IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 91-0810209


                                Page 2 of 5 pages

Item 1.  Security and Issuer.
         --------------------

         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.
         ------------------------

         (a)      Ronald E. Scherer ("Scherer")

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Chairman
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Scherer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Scherer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Scherer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Mr. Scherer received a promissory note in the principal amount of $700,000.00 in consideration of the 70,000 shares.

Item 4.  Purpose of Transaction.
         -----------------------

         Mr. Scherer has transferred 70,000 common shares to George F. Valassis in exchange for a promissory note in the principal amount of $700,000.00, payable on September 2000, delivered to Mr. Scherer by Beannie's Auto & Truck Sales, Inc., as Maker, in connection with the lease of personal property by Mr. Scherer.

                               Page 3 of 5 pages

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

         (a)
                                                Common Shares       Percent of
                           Name              Beneficially Owned     Class
                           ----              ------------------     -----
                    Ronald E. Scherer(1)          1,744,501         23.6%

                  ------------------

                  Except as otherwise indicated below, the nature of the beneficial ownership for all shares listed above is sole voting and investment power.

                  (1) The shares owned by Northern News Company, Wholesalers Leasing Corp. and the two Scherer Trusts are also deemed to be beneficially owned by Ronald E. Scherer and Linda Hayner Talbott, because they share voting power over these shares.


Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
         -----------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

         None.

                               Page 4 of 5 pages

                                   Signatures

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 1998


                                                    /s/ Ronald E. Scherer
                                            ------------------------------------
                                                      RONALD E. SCHERER

                               Page 5 of 5 pages